Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    De Beers Appeals Court Decision

    Stock Symbol: SGF: TSX

    SASKATOON, SK, April 4 /CNW/ - Kenneth E. MacNeill, President and CEO of
Shore Gold Inc. ("Shore") announced that De Beers Canada Inc. ("De Beers") has filed a notice to appeal the previously announced decision of the Court of
Queen's Bench for Saskatchewan. De Beers had sought a declaration that a
Voting Agreement relating to the Fort a la Corne Joint Venture ("FALC JV") was
void as well as an injunction to restrain the defendants from holding a
Management Committee meeting of the FALC JV at which a vote is to be taken, or to restrain the defendants from using the Voting Agreement in connection with a Management Committee Vote. The Court of Queen's Bench for Saskatchewan
dismissed all claims made by De Beers, with costs to the defendants, in a written decision released on March 30, 2006.
    Shore intends to vigorously defend this appeal and is confident that the original decision will be upheld.
    Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX Exchange under the trading system "SGF".
    %CIK: 0001283176

    /For further information: Kenneth E. MacNeill, President and CEO or
Harvey J. Bay, COO & CFO at (306) 664-2202./
    (SGF.)

CO:  Shore Gold Inc.

CNW 09:06e 04-APR-06